Exhibit 99.1

Tübingen Hospital experience with intraoperative MRI improves patient outcomes

VISIUS® Surgical Theatre iMRI brings increased tumor resection and limits patient risks

MINNEAPOLIS, MN, June 12, 2013 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that University Hospital Tübingen neurosurgeons in Tübingen, Germany, are reporting success toward their objectives of limiting patient risk and improving surgical precision using intraoperative MRI for brain surgery procedures in the VISIUS® Surgical Theatre since its June 2011 installation.

"Using intraoperative MRI in the VISIUS Surgical Theatre has enabled us to perform more resection and more complete tumor tissue removal without increasing the patient's risk of new neurological deficits," said Dr. Constantin Roder, a neurosurgeon at University Hospital Tübingen. "In some cases," he added, "we've been able to see and remove tumor-residuals that wouldn't have been possible without iMRI."

More than 150 procedures, primarily gliomas and pituitary tumors and other types of skull-based neurosurgeries, have been conducted in the Tübingen iMRI suite. After 100 cases, the hospital neurosurgical team states no adverse events or patient safety issues related to the iMRI have occurred, according to a review article in the Theatre and Surgery section of the current issue of Hospital Healthcare 2013. "Not moving the patient during surgery is an important part of minimizing patient risk," Roder said.

Retrospective analysis of patients after iMRI-guided resection of pituitary tumors (adenomas) shows that total resections improved in approximately 30 percent of the cases.1,2 Roder states that the total resection experience of Tübingen neurosurgeons with 16 difficult pituitary adenomas was improved in up to 63 percent of the cases. In addition, iMRI use could be attributed, he said, to improved precision and preservation when tumors are located near sensitive areas or critical anatomical structures.

Roder also stated that the number of total resections of glioblastomas was improved significantly by iMRI-guided surgery compared with conventional surgery as was expected based on published evidence. A safe total resection of high-grade gliomas, he added, is known to be one of the most important prognostic factors to expand survival in these patients.

The VISIUS Surgical Theatre at University Hospital Tübingen is Europe's first ceiling-mounted, high-field intraoperative MRI. The system gives neurosurgeons improved on-demand access to real-time and high resolution diagnostic quality MR imaging and data at any point during a procedure without moving the patient. The surgeon can visualize, evaluate and confirm results while modifying treatment without case interruption which may lead to improved outcomes and enhanced patient safety.

References:

1.	Szerlip NJ et al. Transsphenoidal resection of sellar tumors using high-field intraoperative magnetic resonance imaging. Skull Bas. 2011;21(4):223-32.
2.	Bellut D et al. Impact of intraoperative MRI-guided transsphenoidal surgery on endocrine function and hormone substitution therapy in patients with pituitary adenoma. Swiss Med Wkly 2012;142:w13699.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

Attached Image
IMRIS VISIUS® Surgical Theatre at University Hospital Tübingen

Image with caption: "IMRIS VISIUS® Surgical Theatre at University Hospital Tübingen (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20130612_C7499_PHOTO_EN_27917.jpg

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kelly McNeill
IMRIS Inc.
Tel: 204-480-7094
Email: kmcneill@imris.com

CO: IMRIS Inc.

CNW 11:00e 12-JUN-13